UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission file number: 001-39259

China Liberal Education Holdings Limited

Room 805, Building 15, No. A1, Chaoqian Road

Science and Technology Park, Changping District

Beijing, People’s Republic of China 102200

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 2, 2022, China Liberal Education Holdings Limited (Nasdaq: CLEU) (the “Company”) announced that the Company had entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with AIWAYS Holdings Limited (“AIWAYS”), a global new energy vehicle brand, pursuant to which AIWAYS will merge with a wholly-owned subsidiary of the Company, and the issued and outstanding share capital of AIWAYS will be cancelled in exchange for newly issued shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933, as amended (the “Transaction”). Upon consummation of the Transaction, AIWAYS will become a wholly-owned subsidiary of the Company, and the existing AIWAYS shareholders and existing Company shareholders will own approximately 99.2% and 0.8%, respectively, of the outstanding shares of the combined company.

Certain shareholders of the Company and AIWAYS have each entered into a support agreement (each a “Support Agreement” and collectively “Support Agreements”), agreeing to vote in favor of the Transaction and other proposals as may be reasonably agreed to by AIWAYS and the Company as necessary or appropriate in connection with the consummation of the Transaction. The Form of Support Agreements are furnished hereto as Exhibit 10.2 and Exhibit 10.3, respectively.

On November 3, 2022, the Company and AIWAYS jointly issued a press release announcing the entry into the Merger Agreement, a copy of which is furnished hereto as Exhibit 99.1.

Safe Harbor Statement

This current report contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the equity values, the benefits of the proposed transaction, expected revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the proposed transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iii) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company or AIWAYS; (iv) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (v) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s securities; (vi) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of AIWAYS to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (vii) any changes in the business or operating prospects of AIWAYS or its businesses; (viii) changes in applicable laws and regulations; and (ix) risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners.

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A further list and description of risks and uncertainties can be found in the proxy statement that will be filed with the SEC by the Company in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and AIWAYS, the Company and their subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

No Offer or Solicitation

This current report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AIWAYS or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

The Company, AIWAYS and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement pertaining to the proposed transaction when it becomes available for the proposed transaction.

Additional Information and Where to Find It

The Company will file with the SEC and mail to its shareholders a proxy statement in connection with the proposed transaction. Investors and security holders are urged to read the proxy statement when it becomes available because it will contain important information regarding the proposed arrangement. You may access the proxy statement (when available) and other related documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. You also may obtain the proxy statement (when it is available) and other documents filed by the Company with the SEC relating to the proposed arrangement for free by accessing the Company’s website at http://ir.chinaliberal.com/.

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EXHIBIT INDEX

Number	Description of Exhibit

10.1

Agreement and Plan of Merger, dated as of November 2, 2022, by and among China Liberal Education Holdings Limited, Aiways Merger Sub Limited, Aiways Automobile Holding Limited and AIWAYS Holdings Limited

10.2	Form of Support Agreement, by and among China Liberal Education Holdings Limited, AIWAYS Holdings Limited, and shareholder of China Liberal Education Holdings Limited
10.3	Form of Support and Voting Agreement, by and among China Liberal Education Holdings Limited, AIWAYS Holdings Limited, and shareholders of AIWAYS Holdings Limited
99.1	Press Release – China Liberal Education Holdings Limited Enters into an Agreement and Plan of Merger with AIWAYS Holdings Limited, a Global New Energy Vehicle Brand

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: November 3, 2022	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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